Exhibit 99.1

Financial Results for the First Half Year Ended June 30, 2024 in Connection with the Unaudited Interim
Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2024

Financial Results for the First Half Year Ended June 30, 2024

Revenue

Total revenues increased by approximately RMB101.1 million, or 59.6%, from approximately RMB169.5 million for the six months ended June 30, 2023 to approximately RMB270.6 million (US$38.0 million) for the six months ended June 30, 2024. The increase was mainly due to the significant increase in revenues from our supply chain management of RMB104.2 million offset by the slight decrease in revenues from our freight forwarding services of RMB3.1 million.

Despite the significant economic headwinds faced in China, we were able to expand our customer base during the six months ended June 30, 2024. Our customer base increased by 12.2% from 1,317 customers for the six months ended June 30, 2023 to 1,478 customers for the six months ended June 30, 2024.

Cost of Revenue

Our cost of revenue increased by 60.7%, from RMB170.1 million for the six months ended June 30, 2023 to RMB273.3 million (US$38.4 million) for the six months ended June 30, 2024.

Our cost of revenues for freight forwarding services increased by approximately RMB4.8 million, or 2.9%, from approximately RMB167.6 million for the six months ended June 30, 2023 to approximately RMB172.4 million (US$24.1 million) for the six months ended June 30, 2024. Cost of freight charges, representing the main source of our cost of revenue, increased by RMB4.5 million, or 3.0%, from approximately RMB148.2 million for the six months ended June 30, 2023 to approximately RMB152.7 million (US$21.4 million) for the six months ended June 30, 2024. The main components of freight charges were the freight and the delivery fees paid to third-party carriers. Due to significant price increase in ocean freight compared to the 1st half of 2023, the Company’s costs of freight increased during the six months ended June 30, 2024.

Our cost of revenues for supply chain management increased by approximately RMB98.1 million, or 7546.2%, from approximately RMB1.3 million for the six months ended June 30, 2023 to approximately RMB99.4 million (US$14.0 million) for the six months ended June 30, 2024. The increase was in line with the increase in our international trading business.

Gross loss

Our gross loss increased by RMB2.1 million, or 350.0%, from RMB0.6 million for the six months ended June 30, 2023 to RMB2.7 million (US$0.4 million) for the six months ended June 30, 2024. For the six months ended June 30, 2023 and 2024, our overall gross profit margin decreased from negative 0.4% to negative 1.0% mainly due to loss from warehousing services and chartered carrier transport.

Operating Expenses

Our operating expenses decreased from RMB23.9 million for the six months ended June 30, 2023 to RMB15.6 million (US$2.2 million) for the six months ended June 30, 2024, representing a period-on-period decrease of 34.7%. This decrease was primarily attributable to (i) a decrease of RMB2.4 million (US$0.3 million) of customer acquisition costs; (ii) a decrease of RMB1.2 million (US$0.2 million) in expenses associated with the Company’s initial public offering incurred during the six months ended June 30, 2023; (iii) a decrease of RMB2.8 million (USD$0.4 million) in provision for doubtful accounts due to a reversal of credit losses of RMB1.8 million (US$0.3 million) during the six months ended June 30, 2024 resulting from the subsequent collection of allowance recognized at the end of 2023; (iv) a decrease of research and development costs of RMB1.3 million (USD$0.2 million) since substantial work of the Company’s operation systems were done during the six months ended June 30, 2023; (v) a decrease in lease termination losses of RMB0.9 million (US$0.1 million) due to deposit loss from termination of the lease of one of the warehouses during the six months ended June 30, 2023; and offset by an increase in impairment charges on long-lived assets of RMB1 million (US$0.1 million).

Other expenses, net

Total other expense remains stable for the six months ended June 30, 2023 and 2024, all amounted to RMB1.6 million (US$0.2 million). Other expense, net consisted of non-operating income (expenses), foreign exchange loss and financial expenses, net.

Net loss

As a result of the foregoing, our net loss decreased by RMB6.9 million, or 26.3%, from RMB26.2 million for the six months ended June 30, 2023 to RMB19.3 million (US$2.7 million) for the six months ended June 30, 2024.

JAYUD GLOBAL LOGISTICS LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30, 2024
	2023	(Unaudited)
	RMB	RMB	US$
Assets
Current assets
Cash	26,103,076	21,076,691	2,957,385
Restricted cash	501,952	-	-
Accounts receivable, net	41,281,988	46,816,230	6,569,039
Accounts receivable - related parties	-	260,010	36,483
Contract assets	2,023,221	2,787,512	391,131
Prepaid expenses and other current assets, net	12,513,878	9,626,088	1,350,689
Other receivable - related parties	164,858	385,563	54,100
Total current assets	82,588,973	80,952,094	11,358,827

Non-current assets
Property and equipment, net	1,123,976	973,909	136,654
Intangible asset, net	1,994,868	1,550,055	217,497
Operating right-of-use assets, net	8,992,535	3,685,004	517,063
Deferred offering costs	-	299,397	42,010
Deferred tax assets, net	3,689,514	4,829,555	677,661
Refundable deposits	2,060,734	1,060,734	148,837
Total non-current assets	17,861,627	12,398,654	1,739,722

TOTAL ASSETS	100,450,600	93,350,748	13,098,549

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	25,603,498	21,436,891	3,007,927
Current maturities of long-term borrowing	4,400,000	4,100,000	575,293
Loan payable - a related party	3,000,000	-	-
Loans payable - a third party	-	2,829,023	396,956
Accounts payable - third parties	39,804,623	40,867,407	5,734,328
Accounts payable - related parties	6,666,458	18,241,237	2,559,527
Contract liabilities	4,777,398	2,611,792	366,475
Accrued expenses and other current liabilities	7,485,881	13,437,842	1,885,537
Other payables - related parties	8,516,645	738,548	103,630
Other payables - shareholders	37,029	18,013	2,528
Taxes payable	513,197	917,728	128,771
Operating lease liabilities - current	8,806,671	5,067,633	711,067
Total current liabilities	109,611,400	110,266,114	15,472,039

Non-current liabilities
Loans payable - shareholders	823,265	16,335,567	2,292,132
Loans payable - a third party	2,833,080	-	-
Loans payable - a related party	-	2,000,000	280,631
Operating lease liabilities – non-current	5,216,622	2,268,683	318,331
Other payables - shareholders -non-current	6,937,500	6,937,500	973,438
Deferred tax liabilities	760,806	980,166	137,530
Total non-current liabilities	16,571,273	28,521,916	4,002,062
Total liabilities	126,182,673	138,788,030	19,474,101
Commitments and contingencies
Shareholders’deficit
Class A Ordinary shares (par value of US$0.0001 per share;480,000,000 Class A ordinary shares authorized and 14,942,623 Class A ordinary shares issued and outstanding as of December 31, 2023 and June 30, 2024.)	9,787	9,787	1,373
Class B Ordinary shares (par value of US$0.0001 per share; 20,000,000 Class B ordinary shares authorized and 6,409,600 class B shares issued and outstanding as of December 31, 2023 and June 30, 2024.)	4,087	4,087	573
Additional paid in capital	60,423,647	59,999,981	8,418,923
Statutory reserves	502,941	764,231	107,233
Accumulated deficit	(77,454,208)	(95,650,425)	(13,421,230)
Accumulated other comprehensive loss	(1,541,653)	(1,511,046)	(212,023)
Total Jayud Global Logistics Limited shareholders’ deficit	(18,055,399)	(36,383,385)	(5,105,151)
Non-controlling interests	(7,676,674)	(9,053,897)	(1,270,401)
Total shareholders’ deficit	(25,732,073)	(45,437,282)	(6,375,552)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	100,450,600	93,350,748	13,098,549

JAYUD GLOBAL LOGISTICS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues - freight forwarding	166,182,598	162,734,262	22,834,127
Revenues - freight forwarding - related parties	211,684	609,612	85,538
Revenues - supply chain management and others	3,090,971	106,622,319	14,960,756
Revenues - supply chain management and others - related parties	-	641,316	89,987
Total Revenues	169,485,253	270,607,509	37,970,408

Cost of revenues -freight forwarding	(133,365,583)	(139,288,357)	(19,544,306)
Cost of revenues -freight forwarding - related parties	(34,233,328)	(33,130,090)	(4,648,663)
Cost of revenues - supply chain management and others	(2,495,486)	(100,901,129)	(14,157,985)
Total Cost of revenues	(170,094,397)	(273,319,576)	(38,350,954)

Gross loss	(609,144)	(2,712,067)	(380,545)

Operating expenses
Selling expenses	(6,373,345)	(3,850,752)	(540,320)
(Provision for) / reversal of credit losses	(993,807)	1,840,875	258,303
Impairment charges on long-lived assets	-	(963,867)	(135,245)
Lease termination loss	(1,197,921)	(310,673)	(43,592)
General and administrative expenses	(13,628,922)	(11,844,976)	(1,662,033)
Research and development expenses	(1,755,063)	(502,278)	(70,477)
Total operating expenses	(23,949,058)	(15,631,671)	(2,193,364)
Operating loss	(24,558,202)	(18,343,738)	(2,573,909)

Other expenses
Other (expenses) income, net	(241,469)	74,482	10,451
Foreign exchange loss, net	(974,371)	(464,790)	(65,217)
Financial expenses, net	(417,654)	(1,252,481)	(175,742)
Total other expenses, net	(1,633,494)	(1,642,789)	(230,508)

Loss before income tax expense	(26,191,696)	(19,986,527)	(2,804,417)
Income tax (expenses) benefit	(36,339)	672,393	94,347
Net loss	(26,228,035)	(19,314,134)	(2,710,070)
Less: Net loss attributable to non-controlling interests	(2,476,015)	(1,379,207)	(193,524)
Net loss attributable to the Jayud Global Logistics Limited’s ordinary shareholders	(23,752,020)	(17,934,927)	(2,516,546)

Net loss	(26,228,035)	(19,314,134)	(2,710,070)
Foreign currency translation adjustment, net of tax	(2,452,762)	(1,329,500)	(186,549)
Total comprehensive loss	(28,680,797)	(20,643,634)	(2,896,619)
Less: total comprehensive loss attributable to non-controlling interest	(2,476,015)	(1,379,207)	(193,524)
Total comprehensive loss attributable to Jayud Global Logistics Limited’s ordinary shareholders	(26,204,782)	(19,264,427)	(2,703,095)

Net loss per share
Basic and diluted	(1.16)	(0.84)	(0.12)
Weighted average shares
Basic and diluted	20,494,426	21,352,223	21,352,223

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